UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): July 15, 2022 (July 15, 2022) HEALTHCARE TRUST OF AMERICA, INC. HEALTHCARE TRUST OF AMERICA HOLDINGS, LP (Exact name of registrant as specified in its charter) Maryland (Healthcare Trust of America, Inc.) 001-35568 20-4738467 Delaware (Healthcare Trust of America Holdings, LP) 333-190916 20-4738347 (State or other jurisdiction of incorporation or organization) (Commission File Number) (I.R.S. Employer Identification No.) 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254 (480) 998-3478 (Address of Principal Executive Office and Zip Code) (Registrant’s telephone number, including area code) www.htareit.com (Internet address) N/A (Former name or former address, if changed since last report) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Class A Common Stock, $0.01 par value per share HTA New York Stock Exchange Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter): Healthcare Trust of America, Inc. ☐ Emerging growth company Healthcare Trust of America Holdings, LP ☐ Emerging growth company If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Healthcare Trust of America, Inc. ☐ Healthcare Trust of America Holdings, LP ☐

Item 7.01 Regulation FD Disclosure. On July 15, 2022, Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”) issued a press release announcing that, based on a preliminary vote count, its stockholders have approved the previously announced combination with Healthcare Realty Trust Incorporated at its Special Meeting of Stockholders. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. The information included in this Item 7.01 to this Current Report on Form 8-K, including Exhibit 99.1, is deemed “furnished” and not filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. This Current Report on Form 8-K contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of HTA and Healthcare Trust of America Holdings, LP (“HTALP” and, together with HTA, the “Company”). These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, it can give no assurance that its expectations will be attained. Factors which could have a material adverse effect on the Company’s expectations include, but are not limited to, the factors identified in the Company’s filings with the Securities and Exchange Commission, including the financial statements and related notes as well as the “Risk Factors” section in the Company’s most recent Annual Report on Form 10-K, as updated by the subsequent filings under the Securities Exchange Act of 1934, as amended. The Company expressly disclaims any obligation to update or revise any information in this Current Report on Form 8-K, including forward-looking statements, whether to reflect any change in their expectations, any change in events, conditions or circumstances, or otherwise. Item 9.01 Financial Statements and Exhibits. (d) Exhibits. 99.1 Press release dated July 15, 2022. 104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized. Healthcare Trust of America, Inc. Date: July 15, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer Healthcare Trust of America Holdings, LP By: Healthcare Trust of America, Inc., its General Partner Date: July 15, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer

Exhibit 99.1 Healthcare Trust of America Stockholders Approve Merger with Healthcare Realty Transaction Expected to Close on July 20, 2022 SCOTTSDALE, Ariz., July 15, 2022 -- Healthcare Trust of America, Inc. (NYSE: HTA) ("Healthcare Trust of America" or "HTA") today announced that, based on a preliminary vote count, its stockholders have approved the previously announced combination with Healthcare Realty Trust Incorporated (“HR”) at today’s Special Meeting of Stockholders (“Special Meeting”). In a separate special meeting of stockholders held today, based on a preliminary vote count, HR stockholders also voted to approve the merger. “We are pleased that HTA’s and HR’s stockholders support our companies’ transformative combination, which will create the preeminent, pure-play medical office building REIT, with the governance, management, assets and resources to more effectively compete and deliver sustainable value creation,” stated Brad Blair, Chairman of the Board, Healthcare Trust of America. The transaction is expected to close on July 20, 2022. HTA stockholders will receive a special cash dividend of $4.82 per share and a transaction exchange ratio of 1:1 based on HR's unaffected price of $30.26 on February 24, 2022. Final voting results for the HTA and HR special meetings will be disclosed on Form 8-Ks filed by the companies with the Securities and Exchange Commission. J.P. Morgan Securities LLC is acting as exclusive financial advisor and McDermott Will & Emery LLP is acting as legal advisor to Healthcare Trust of America. About Healthcare Trust of America, Inc. Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.0 million square feet of gross leasable area, and with $7.8 billion invested primarily in medical office buildings, as of March 31, 2022. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly- desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which generally translates to superior demographics, highly-educated graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. We believe this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level. Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index, since inception. More information about HTA can be found on the Company's website (www.htareit.com), Facebook, LinkedIn and Twitter. Forward-Looking Language This press release contains certain forward-looking statements with respect to HTA. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially and in adverse ways from those expressed or implied by such forward- looking statements. These risks, uncertainties and contingencies include, without limitation, the following: HTA’s ability to consummate the merger (the “Merger”) with HR on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to satisfaction of the closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement relating to the Merger; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; risks associated with stockholder litigation in connection with the Merger, including resulting expense or delay; the risk that HTA’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Merger; risks related to future opportunities and plans for HTA, including the uncertainty of expected future financial performance and results of the combined company following completion of the Merger; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the Merger on the market price of HTA’s or HR’s common stock; the possibility that, if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of HTA’s common stock could decline; general adverse economic and local real estate conditions; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry; the availability of capital; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in HTA’s proposed market areas; changes in accounting principles generally accepted in the US; policies and guidelines applicable to REITs; the availability of properties to acquire; the availability of financing; pandemics and other health concerns, and the measures intended to prevent their spread, including the currently ongoing COVID-19 pandemic; and the potential material adverse effect these matters may have on HTA’s business, results of operations, cash flows and financial condition. Additional information concerning HTA and its business, including additional factors that could materially and adversely affect HTA’s financial results, include, without limitation, the risks described under Part I, Item 1A – Risk Factors, in HTA’s 2021 Annual Report on Form 10-K and in HTA’s other filings with the Securities and Exchange Commission. Contacts Financial Contact: Robert A. Milligan Chief Financial Officer 480.998.3478 Media Contact: Andrew Siegel / Joseph Sala Joele Frank, Wilkinson Brimmer Katcher 212.355.4449